UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41408

FEMTO TECHNOLOGIES INC.

(formerly known as BYND Cannasoft Enterprises Inc.)

(Translation of registrant’s name into English)

7000 Akko Road

Kiryat Motzkin

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On November 13, 2024, Femto Technologies Inc. (formerly known as BYND Cannasoft Enterprises Inc.) (the “Company”) issued its unaudited consolidated financial statements and the related management discussion and analysis for the quarter ended September 30, 2024, in accordance with the rules and regulations of the British Columbia Securities Commission.

The financial statements and related management discussion and analysis are attached hereto as Exhibit 99.1 and 99.2, respectively, and are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Consolidated Financial Statements for the nine months ended September 30, 2024
99.2	Management Discussion and Analysis
99.3	Certification of Annual Filings — CEO
99.4	Certification of Annual Filings — CFO

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

November 13, 2024

FEMTO TECHNOLOGIES INC.

By:	/s/ Yftah Ben Yaackov
Name:	Yftah Ben Yaackov
Title:	Chief Executive Officer

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